BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 11, 2021

1.           Date, Time and Place: Held on February 11, 2021, at 10:00 am, by videoconference.

2.           Summons and Presence: Summons duly held pursuant to the Fiscal Council Internal Regulation, with the presence of the totality of the members of the Fiscal Council: Mr. Attílio Guaspari (“Mr. Attílio Guaspari”), Mr. André Vicentini (“Sr. André Vicentini”) and Mrs. Maria Paula Soares Aranha (“Mrs. Maria Paula Aranha”). Also present was Mr. Fabian Junqueira e Ricardo Hirashima, partners from KPMG Auditores Independentes.

3.           Presiding Board: Chairman: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Analysis of the Financial Statements and the Management Report for 2020 Fiscal Year; KPMG Review Presentation – Financial Statements 2020.

5.           Matters and Resolutions: Once the agenda had been examined, the following matters were discussed and the following resolutions were taken:

5.1. Analysis of the Financial Statements and the Management Report for 2020 Fiscal Year; KPMG Review Presentation – Financial Statements 2020. After the management presentation and considering the favorable report issued by the independent auditors, the members of the Fiscal Council presented their favorable opinion related to Financial Statements and the Management Report for 2020 fiscal year.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, February 11, 2021.

_________________________________ Carlos Eduardo de Castro Neves Secretary

Extract of the Minutes of the Ordinary Meeting of the Fiscal Council held on February 11, 2021

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